(d)(6)(i)

AMENDED SCHEDULE A

to

SUB-ADVISORY AGREEMENT

between

VOYA INVESTMENTS, LLC

and

INVESCO ADVISERS, INC.

PORTFOLIOS	ANNUAL
SUB-ADVISER FEE
(as a percentage of average daily net assets)
VY® Invesco Global Portfolio	0.30% if total assets at any month-end are less
than or equal to $1 billion
0.23% if total assets at any month-end are in
excess of $1 billion